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                          DALRADA FINANCIAL CORPORATION
                          9449 Balboa Avenue, Suite 211
                           San Diego, California 92123
                   Office: (858) 277-5300 Fax: (858) 277-5379

May 13, 2005

Daniel Lee
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.  Mail Stop 4-6
Washington, D.C. 20549-0405

Re:      Dalrada Financial Corporation
         Amendment No. 1 to Registration Statement on Form SB-2
         File No.3330-120019

         Form 10-KSB for the fiscal year ended June 30, 2003 Form 10-QSB for the fiscal quarter ended December 31, 2004 File No. 0-12641

Via Fax: 202-942-9544
Ph: 202-942-1871

Dear Mr. Lee:

Included are the responses to the comments listed on the SEC letter dated April 26, 2005.

GENERAL

         1. PLEASE SUBMIT A SEPARATE REQUEST FOR WITHDRAWAL OF YOUR REGISTRATION STATEMENT ON FORM S-2, FILE NO. 333-55874, FILED FEBRUARY 20, 2001 USING EDGAR FORM TYPE "RW." IN YOUR REQUEST, PLEASE PROVIDE THE INFORMATION REQUIRED UNDER RULE 477 OF REGULATION C.

         Form RW filed on May 9, 2005. See Exhibit A filed with these responses.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2

Security Ownership
------------------

         2. PLEASE UPDATE YOUR OWNERSHIP INFORMATION TO A MORE RECENT DATE THAN DECEMBER 31, 2004.


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Schedule updated through April 30, 2005. There were no new shares issued to these parties.


Signatures
----------

         3. Please INDICATE ON YOUR REGISTRATION STATEMENT THAT RANDALL JONES IS SIGNING IN THE CAPACITY OF THE CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. PLEASE SEE INSTRUCTIONS TO FORM SB-2.

Signature page revised.

FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2004
---------------------------------------------------

Item 8A. Controls and Procedures
--------------------------------

         4. PLEASE CONFIRM WHETHER YOUR DISCLOSURE CONTROLS AND PROCEDURES WITH RESPECT TO "INFORMATION REQUIRED TO BE DISCLOSED" WERE EFFECTIVE AS OF JUNE 30, 2004. PLEASE SEE RULE 13A-15 OF THE EXCHANGE ACT FOR ADDITIONAL GUIDANCE.

Disclosure revised, Form 10-KSB refiled

ITEM 8A. Controls and Procedures.

         (a) Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT")) AS OF THE PERIOD ENDED JUNE 30, 2004, COVERED BY THIS ANNUAL REPORT (THE "EVALUATION DATE"). BASED ON SUCH EVALUATION, SUCH OFFICERS HAVE CONCLUDED THAT, AS OF THE Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to our Company (including our consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act.

         (b) Changes in Internal Controls over Financial Reporting. DURING THE LAST FISCAL QUARTER (FOURTH QUARTER) OF THE MOST RECENT FISCAL YEAR, THERE HAVE NOT BEEN ANY SIGNIFICANT changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

         5. WITH RESPECT TO YOUR INTERNAL CONTROLS, WE NOTE YOUR STATEMENT THAT THERE "HAVE NOT BEEN ANY SIGNIFICANT CHANGES IN [Y]OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING." PURSUANT TO ITEM 308(C) OF REGULATION S-K, PLEASE CONFIRM WHETHER THERE WERE ANY CHANGES TO INTERNAL CONTROLS AT THE QUARTER END. WE NOTE THAT YOUR SECOND QUARTER FORM 10-QSB TRACKED THE LANGUAGE OF ITEM 308(C).

Disclosure revised. See comment 4 response - Item 8A (b).


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FORM 10-QSB FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2004
----------------------------------------------------------

Item 3. Controls and Procedures
-------------------------------

         6. We note that based on your evaluation of your disclosure controls and procedures as of December 31, 2004, you are "adding a new corporate general ledger system, have hired a new chief accounting officer and are working to improve the design and operations of [y]our disclosure controls." Your discussion, however, does not state the result of your evaluation as to the effectiveness of your disclosure controls and procedures on December 31, 2004. Please revise to state whether your disclosure controls and procedures were effective as of December 31, 2004.

Disclosure revised. Form 10QSB refiled.

ITEM 3. CONTROLS AND PROCEDURES

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures at the end of the period covered by this report. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, we are adding a new corporate general ledger system, have hired a new chief accounting officer and are working to improve the design and operations of our disclosure controls. THERE WERE NO CHANGES IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING OR IN OTHER FACTORS THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, OUR INTERNAL CONTROL OVER FINANCIAL REPORTING AND WE FEEL OUR DISCLOSURE AND PROCEDURES WERE EFFECTIVE AS OF THE QUARTER PERIOD ENDING DECEMBER 31, 2004.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

         Sincerely,

         /s/ Brian Bonar
         -----------------
         Brian Bonar
         Chief Executive Officer


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                                                                       EXHIBIT A


                                   May 9, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:
         Dalrada Financial Corporation
         Registration Statement on Form S-2 (File No. 333-55874)

Ladies and Gentlemen:

        Pursuant to Rule 477 Regulation C, promulgated under the Securities Act of 1933, as amended, Dalrada Financial Corporation (the "Company") hereby applies for the withdrawal of its Registration Statement on Form S-2 (File No. 333-55874) filed February 20, 2001, together with all exhibits and amendments thereto (the "Registration Statement").

        The Registration Statement was filed to register 22,000,000 shares of common stock underlying $850,000 of convertible promissory notes bearing interest at the rate of eight percent (8%) per annum, due December 12, 2003. The Registration Statement is being withdrawn as a result of turnover in the Company's personnel and lack of funds to pay the outside attorney's to complete the registration process to become effective. No securities were sold or exchanged pursuant to the Registration Statement.

        The Company requests that the Commission approve an order granting the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of Owen Naccarato, Esq. at (949) 851-9262.

        If you have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (858) 277-5300 or Owen M. Naccarato at (949) 851-9261.


                                          Very truly yours,

                                          Dalrada Financial Corporation

                                          By: /s/ Brian Bonar
                                              ------------------------------
                                              Name: Brian Bonar
                                              Title: Chief Executive Officer


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